FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2003

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

  X

Form 40-F

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

October 7, 2003

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	18,710,587
ADD:	Stock Options Exercised	266,500
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	18,977,087

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				604,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Sep.23/03	John Bradford	Jun 8/95	$5.00	(2,000)

			SUBTOTAL	(2,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	602,500

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				903,500
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
	Sep. 30/03	Jannet Rivera	Sep. 29/08	$15.90	1,000
	Sep. 30/03	Jorge Rivera	Sep. 29/08	$15.90	1,000
	Sep. 30/03	Susan Bertie	Sep. 29/08	$15.90	1,000
	Sep. 30/03	David Gomez	Sep. 29/08	$15.90	1,000
	Sep. 30/03	Eva Rondon	Sep. 29/08	$15.90	1,000
	Sep. 30/03	Julio Falcon	Sep. 29/08	$15.90	500
	Sep. 30/03	Liliana Salas	Sep. 29/08	$15.90	500
	Sep. 30/03	Victor Diaz	Sep. 29/08	$15.90	500
	Sep. 30/03	Carlos Talledo	Sep. 29/08	$15.90	500
	Sep. 30/03	Nilton Astorga	Sep. 29/08	$15.90	500
	Sep. 30/03	Julio Chavez	Sep. 29/08	$15.90	3,000
	Sep. 30/03	Joseph Salas	Sep. 29/08	$15.90	3,000
	Sep. 30/03	Marco Dominguez	Sep. 29/08	$15.90	3,000
	Sep. 30/03	Ernesto Villar	Sep. 29/08	$15.90	2,000
	Sep. 30/03	Javier Salas	Sep. 29/08	$15.90	3,000
	Sep. 30/03	Edgar Pacheco	Sep. 29/08	$15.90	500
	Sep. 30/03	Walter Lavado	Sep. 29/08	$15.90	500
	Sep. 30/03	C. Richard Petersen	Sep. 29/08	$15.90	4,000
	Sep. 30/03	Federico Solano	Sep. 29/08	$15.90	500
				SUBTOTAL	27,000

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Sep. 8/03	Charlie Cheng	May 15/03	$8.50	(10,000)
Sep. 8/03	Thomas Beattie	Oct. 8/98	$3.90	(15,000)
Sep. 9/03	Daniel Innes	Oct. 8/98	$3.90	(50,000)
Sep. 9/03	John Paterson	Oct. 8/98	$3.90	(50,000)
Sep. 9/03	Bryn Parker	Dec.6/02	$6.90	(1,000)
Sep. 12/03	John Fleming	Oct. 8/98	$3.90	(25,000)
Sep. 23/03	Murray Gordon	Dec. 1/98	$5.30	(3,500)
Sep 24/03	Charlie Cheng	May 15/03	$8.50	(10,000)
Sep. 30/03	George Plewes	Oct.8/98	$3.90	(100,000)

			SUBTOTAL	(264,500)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	1,268,500

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			58,500
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)			(27,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			31,500

All information reported in this Form is for the month of September 2003

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Thomas W. Beattie
PHONE / EMAIL	(604) 669 2525 - tbeattie@swgold.com
DATE	October 7, 2003

POSITIVE RESULTS FROM FIRST SIX DRILLHOLES

LIAM GOLD-SILVER PROJECT, PERU

September 4, 2003

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to report that assay results from the first six drill holes at the 100% owned Liam epithermal gold-silver project located in southern Peru have confirmed exceptionally thick intersections of mineralization associated with the high sulphidation system underlying Cerro Crespo.  Cerro Crespo is a northwest-southeast trending mesa-shaped ridge projecting some 200 metres above the surrounding landscape.  The ridge has dimensions of 750 metres by 250 metres and is underlain by a complex system of hydrothermal breccias associated with vuggy silica, alunite, sulphur and barite.  The Liam high sulphidation system is in the same group of mineralization types as Yanacocha and Pierina.  All of the mineralization in the first six drillholes is oxidized and several holes bottomed in mineralization.

A second alteration zone (Queshca) with similar surface concentrations of gold and silver occurs about 800 metres north of Cerro Crespo.  The Queshca zone is underlain by the same complex breccias as those observed at Cerro Crespo and intense high sulphidation alteration.  Queshca extends for 1,200 metres in an east-west direction and varies from 150 metres to 600 metres in width.  Once the initial 12 holes are completed at Cerro Crespo the drill will be moved and drilling will commence at Queshca.

Drillhole intersections are listed in the following table.

Hole No.	Intersection		Interval	Assay			Comments
	From (metres)	To (metres)	(metres)	Gold grams per tonne	Silver grams per tonne	Gold Equivalent grams per tonne
LI-01	0.0	120.0	120.0	0.1	148.8	2.1	Bottomed in
including	0.0	37.5	37.5	0.1	357.6	5.0	mineralization

LI-02	0.0	130.0	130.0	0.4	61.1	1.2	Bottomed in
including	0.0	28.5	28.5	0.4	236.5	3.6	mineralization

LI-03	0.0	153.2	153.2	1.0	70.9	1.9	Bottomed in
including	49.5	97.5	48.0	1.6	124.2	3.3	mineralization

LI-04	0.0	64.5	64.5	0.9	38.7	1.4
	10.5	27.0	16.5	1.6	55.2	2.3

LI-05	4.5	148.5	144.0	1.1	61.3	1.8
including	10.5	48.0	37.5	3.0	171.7	5.3
including	30.0	46.5	16.5	5.8	287.5	9.7

LI-06	0.0	54.0	54.0	1.3	44.1	1.9
including	0.0	16.5	16.5	3.2	52.4	3.9

…more

Intervals were based on a 0.5 gram per tonne gold equivalent cut-off.  Gold equivalent grades were calculated using a ratio of 73.4 silver to 1 gold.

Drillholes LI-07 to LI-10 have been completed and assay results are pending.  Drillhole LI-11 is in progress.

As a result of the intersections seen in the first six drillholes the Company is in the planning stages of developing several tunnels into the base of Cerro Crespo and designing a detailed underground drilling program to outline resources.  The Company is also planning to conduct further metallurgical tests on bulk samples.

To view a map of the Liam drillhole locations, visit our website www.swgold.com.

Quality Control

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo., (independent qualified person) to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures. Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com

FURTHER HIGH GRADE DRILL RESULTS

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

September 5, 2003

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to report that results have been received for drillholes B03-08, B03-10 and B03-11.  B03-10 was the first hole drilled at Boka 7 and intersected 72.75 metres of 2.7 grams per tonne gold from 92.15 metres to 164.9 metres.  This hole was a 2,300 metre step-out south of hole B03-06.  Drillhole B03-08 contained a high grade section of 18.6 metres grading 18.5 grams per tonne gold from 174.8 metres to 193.4 metres.  The higher grade mineralization in hole B03-08 is associated with heavy sulphide replacement in carbonaceous slate and is similar to the high grade mineralization encountered in hole B03-06.  No significant results were encountered in hole B03-11 as this hole was abandoned due to drilling difficulties before reaching target depth.

A summary of drill results is listed in the table below.

Hole No.	Intersection		Interval	Assay	Comments
	From (metres)	To (metres)	(metres)	Grams per tonne gold

B03-08	170.8	234.5	63.7	6.1	Sulphide and quartz-
including	174.8	193.4	18.6	18.5	carbonate veins

B03-10	92.15	164.9	72.75	2.7	Oxide
including	96.55	105.85	9.3	6.5
including	125.55	136.45	10.9	4.1

B03-11	Hole abandoned due to drilling difficulties before reaching target depth.

The Company is presently focusing its drilling program between Boka 7 and Boka 1 South to test a strong gold in soil anomaly.  Drillhole B03-13 is completed and assay results are pending.  Holes B03-12 and B03-14 are nearing completion.  Presently three drill rigs are operating at Boka with the fourth rig being repaired.  An additional three drill rigs are planned to be on site by the end of the month.  One rig will focus on drilling at Boka 1 South.  Preparations are being made at Boka 1 South to excavate an access road downslope closer to the existing tunnels.  A small backpack rig will be utilized to drill the zone of bonanza grade gold mineralization encountered in tunnels XG-23, XG-13 and XG-15.

…more

The Company recently completed further detailed soil sampling east of Boka 1 and south of Boka 7 to substantiate and confirm strong gold in soil anomalies defined in these areas by the Yunnan MGMR.  At one of these anomalies 1,200 metres northeast of Boka 1, the Yunnan MGMR had results of up to 7 grams per tonne gold in soil.

John Paterson, President of Southwestern states, “We are very pleased with the results from drillhole B03-10 as this hole was drilled to the north of existing tunnels and supports the Company’s view that the three kilometre long soil anomaly between Boka 1 South and Boka 7 represents an excellent target.  Hole B03-08 confirms the extensive nature of high grade mineralization.”

A location map with holes completed and in progress can be viewed at the Company’s website www.swgold.com.

Gold mineralization at Boka is associated with quartz-carbonate stockworks and heavy sulphide replacement within carbonaceous sediments and less commonly in gabbro.  Boka is a large gold system that will require extensive drilling to define the limits of the mineralization.  Presently, drilling is broadly spaced, ranging from 150 to 800 metres.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to either the Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001), a well-regarded analytical laboratory in Langfang, Hebei Province, approximately 60 kilometres from Beijing, or to IPL Laboratories (Certification ISO 9002) prep facility in Kunming, Yunnan Province.

Drill core samples are prepped to –10 mesh at the Langfang and IPL laboratories and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by ALS Chemex Laboratories and IPL Laboratories.  Exploration samples are assayed by conventional methods at the Langfang lab and ALS Chemex and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex and IPL located in Vancouver.

…more

The exploration program is being supervised by Mr. John Paterson (Member, AUSIMM-the qualified person for the Project), President of Southwestern Resources Corp.

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Liam high-grade silver project in Peru.  The Company is presently drilling at Liam.  Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation.

Statements in this release that are forward looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgement as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

1650-701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site:http://www.swgold.com

E-mail:info@swgold.com

DRILLING BUDGET INCREASED – NEW GOLD ZONES DISCOVERED

LIAM GOLD – SILVER PROJECT, PERU

September 23, 2003

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announced today that an additional 1,500 metres will be drilled on the Cerro Crespo high sulphidation gold-silver zone, Liam Property, southern Peru.  The Liam Property (100% Southwestern) hosts a high sulphidation gold/silver system that is in the same group of mineralization types that characterize the Yanacocha and Pierina deposits.

The first phase of drilling (2,000 metres in 12 holes) on the Cerro Crespo Zone has just been completed.  Assay results for the first 6 holes (Holes Li-03-01 to Li-03-06) reported very significant gold-silver values (see News Release dated September 4, 2003).  Holes Li-03-07 to Li-03-12 are currently being assayed and results will be reported as soon as they are available.  The second phase of drilling has been initiated and an additional 10 holes are planned.  As a number of holes in the first phase program (first 6 holes) ended in mineralization, some of these holes will be deepened as part of the second phase program.

Coincident with the drilling program on the Cerro Crespo Zone, reconnaissance mapping and geochemical rock sampling was carried out elsewhere on the Liam Property within the Queschca Prospect.  This work has extended the Liam alteration/mineralization system over a much broader area and resulted in the discovery of a number of new gold-silver zones.  Gold-silver mineralization is associated with areas of intense alteration (vuggy silica, alunite, sulphur and barite) within various types of breccia similar to that found on Cerro Crespo.  Mineralization also occurs in strong structural zones and stockworks associated with felsic domal features.  Zones sampled occur within an area of extensive overburden extending for 2,500 metres by 1,200 metres.  It is not clear if all these zones are connected.

Reconnaissance rock chip sampling within these zones returned a number of significant results, as follows:

Area	Mineralization	Sample width	Grams per tonne
	type	(metres)	AU	Ag

Zone 1	Breccia	2.00	0.03	21.2
	Breccia	2.00	0.15	24.0
	Breccia	1.80	0.11	35.0
	Breccia	2.20	<0.01	20.7
	Breccia	2.65	<0.01	31.1
	Breccia	2.00	<0.01	23.8
	Breccia	2.00	0.11	53.9
	Breccia	2.00	0.12	28.2
	Breccia	2.30	0.14	21.1
	Breccia	2.00	0.55	30.9
	Breccia	2.00	0.08	26.4
	Breccia	2.00	0.02	20.8

…more

Area	Mineralization	Sample width	Grams per tonne
	type	(metres)	AU	Ag

Zone 2	Stockwork	1.20	0.47	12.9
	Stockwork	1.20	1.30	15.2
	Stockwork	2.40	1.17	31.5
	Stockwork	2.50	1.52	17.2
	Breccia	0.25	4.56	57.8
	Breccia	0.55	8.34	124.0
	Breccia	0.25	11.80	108.0
	Breccia	1.20	0.79	28.3
	Breccia	0.70	1.56	21.6
	Breccia	0.25	10.95	181.0
	Breccia	1.50	6.50	23.8
	Breccia	1.50	2.24	90.2
	Breccia	0.60	21.40	14.6
	Breccia	0.50	4.12	49.8
	Breccia	1.80	11.90	17.1

Zone 3 & 4	Breccia	3.20	<0.01	168.0
	Breccia	2.20	<0.01	30.2
	Breccia	2.20	<0.01	52.5
	Breccia	1.45	<0.01	41.3

Zone 5	Structure	0.60	2.67	12.7
	Structure	2.00	4.72	5.9
	Structure	0.60	1.16	7.2
	Structure	0.90	3.20	9.9
	Structure	1.60	2.80	19.4

Zone 6 South	Stockwork	1.15	35.00	13.6
	Stockwork	0.50	83.50	32.3
	Stockwork	1.70	0.93	3.0
	Stockwork	2.00	4.34	10.4
	Stockwork	2.15	0.61	9.4

Zone 6 North	Stockwork	0.85	10.90	26.2
	Stockwork	0.50	4.11	49.8
	Stockwork	0.60	1.22	8.1
	Breccia	1.20	0.81	12.2
	Breccia	3.00	1.28	31.2
	Breccia	1.45	1.91	10.6

More detailed mapping and sampling is currently underway to define the extent of the new mineralization and define additional drill targets.

To view a map of the Liam drillhole locations, visit our website at www.swgold.com.

…more

Quality Control

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo., (independent qualified person) to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures. Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com